SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2002

Enodis plc

Washington House, 40-41 Conduit Street
London, W1S 2YQ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:       X         Form 40-F:

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:                                No:      X

On November 20, 2002 Enodis plc distributed the following press release:

Wednesday, 20 November 2002

Enodis plc

Preliminary results for the 52 weeks ended 28 September 2002

Repositioned for the future

Group Financial Highlights

£m (except eps)	FY02	FY01	Change	Change
			Nominal	LFL**

Operating Profits*
FSE—North America	60.8	62.6	(3%)	3%
FSE—Europe/Asia	9.7	17.7	(45%)	(35%)
FRE	(3.3)	10.4	(132%)	(194%)

Adjusted Group profit before tax*	38.0	63.8	(40%)
Group loss before tax	(85.8)	(109.0)
Adjusted, diluted EPS	10.4p	16.3p	(36%)

Net debt	186.1	365.9	(49%)

* before exceptional items and goodwill amortisation
** like-for-like adjusted for disposals and foreign exchange

•	Profit before tax, goodwill and exceptional items reduced to £38m due to disposals, specific UK issues and Kysor Warren losses
•	Q4 results in line with expectations
•	Net debt almost halved from £366m to £186m
•	Food Service Equipment—North America operating profit up 3% on like-for-like basis despite weak markets
•	Actions taken in Food Service Equipment—Europe/Asia to address two underperforming businesses in UK. Other European businesses performed well. Establishing a sound position for future growth
•	Encouraging start by new Kysor Warren management team
•	Continuing good progress in implementing strategy to establish Enodis as clear world leader in Food Service Equipment

Andrew Allner, Chief Executive Officer said:

“I am pleased with the progress Enodis has made during what has been a tough year for our industry. We believe we are continuing to gain competitive advantage through our commitment to innovation and our focus on customer satisfaction. With over 30 new products introduced during the year we believe we are firmly establishing Enodis as a clear leader in providing solutions in areas such as speed and flexibility, safety, energy, automation and environmental”.

Peter Brooks, Chairman said:

“The year has seen further significant progress with net debt significantly reduced, refinancing complete and improved like-for-like operating performance in Food Service Equipment—North America.

We are confident that the current year will see Enodis delivering further market share gains and improved financial performance even if, as we expect, conditions in our key North American markets show no improvement.”

For further enquiries:

Andrew Allner	Chief Executive Officer	020 7304 6006
Dave Wrench	Chief Financial Officer	020 7304 6006
Andrew Lorenz	Financial Dynamics	020 7269 7113

Overview

Overall we believe the year has seen substantial progress as we have restructured, refocused and repositioned the Group in order to achieve our objective of becoming the clear world leader in food service equipment. We have disposed of non-core businesses, refinanced our debt and refocused our organisation and strategy. As a result we believe the Group is now well positioned to deliver on its strategy to create shareholder value.

We have increased like-for-like operating profits in our Food Service Equipment—North American business despite a background of weak markets. Actions are well progressed to address weaker performance in Food Service Equipment—Europe/Asia, principally in two UK businesses, and losses at Kysor Warren which have adversely affected the results.

During the second half of FY01 and first quarter of FY02 we acted to reduce our cost base significantly in the light of declining markets. Cost savings have been delivered on plan benefiting margins in our important Food Service Equipment—North America businesses.

We believe we have continued to gain market share in weak North American food service equipment markets. In addition, we have achieved share gains in certain product categories in Europe.

Within Food Retail Equipment, Kysor Panel Systems increased profits. Kysor Warren however, incurred significant losses. A new management team has recently been appointed at Kysor Warren. Returning this business to profitability is a key priority of the Board and the initial signs are encouraging but it will take some time.

During the year we successfully restructured our debt and increased equity. The principal elements of the package were a 3 for 5 Rights Issue that raised a net £70.3m, the issuance of £100m of 10 3/8% Senior Subordinated Loan Notes and the negotiation of new Senior Credit facilities which provided the business with sufficient funding for the foreseeable future. The senior credit syndication has been completed.

Operating cashflow, after capital expenditure, in the year was £91.0m. The sale of non-core businesses raised a further £88.6m. Our closing net debt of £186.1m was almost £180m lower than at the previous year end and over £300m lower than the net debt at March 2001.

Implementation of Strategy

We continue to make good progress in implementing our strategy to establish Enodis as the clear world leader in food service equipment.

A wide range of actions is being developed to take customer satisfaction to a new level, focusing on actions required before, during and after the sale.

We have improved our focus in three key areas:

–	major markets, where we are evolving our organisation to focus on profitable share gain with country specific strategies and working closely with our channel partners.
–	leading products and brands, where our objective is to establish more of our global and regional/country brands as leaders in their markets.
–	key accounts, where we are establishing single points of contact, nationally, regionally and globally to provide global and local coordination with a focus on solutions and innovation to gain share.

We have taken steps to ensure improved reliability and performance of our products and to continue to improve our global distribution and global service capabilities. Our approach is to implement best practices to increase share and profitability.

We have improved our human resource processes, made a number of important new hires and increased our training both on leadership skills and key account selling. We have developed and communicated a statement of values, including customer focus, integrity and teamwork. We have commenced a programme to implement common systems and processes across our businesses as we move to integrate our organisation as ‘one company’.

The Enodis Technology Center (ETC) is a major focus for us and our customers and an important source of competitive advantage. Over 30 new products have been introduced during the year. Development of an advanced frying system and a high speed conveyor oven for two global chains is currently underway. The backlog of projects at the ETC is large and prioritisation is made on the basis of customer demand and return on investment. We believe we are firmly establishing Enodis as a clear leader in providing solutions in areas such as speed and flexibility, safety, energy, automation and environmental.

Results

FY02 profit before tax, goodwill amortisation and exceptional items was £38.0m (2001: £63.8m). Compared to FY01 the impact of the loss of operating profits from businesses sold in 2002 and 2001 (including Magnet) was £15.9m with an offsetting interest benefit of approximately £7.0m. Foreign exchange effects reduced the reported profit by £0.4m.

FY02 operating profit* was £67.3m (£99.9m). The reduction is principally due to the effect of businesses sold in FY02 and FY01 (£15.9m), Food Service Equipment Europe/Asia (£4.7m) and Food Retail Equipment (£10.8m). Underlying performance at Food Service Equipment North America is up 3%. The weakening dollar has reduced operating profits in FY02 by £1.3m.

* Throughout this document, operating profit is before goodwill amortisation and exceptional items.

Food Service Equipment—North America margins increased from 12.6% to 12.9%. Food Service Europe/Asia declined from 9.5% to 6.7%. Food Retail Equipment margins were negative 2%.

Q4 operating profit of £24.0m (Q4 FY01£37.1m) includes £8.0m (£9.0m) in respect of property profits. The balance of the reduction was due to the effect of discontinued businesses (£4.4m), foreign exchange (£1.2m) and Kysor Warren making losses versus prior year profits.

Return on capital employed in FY02 was 7.0% (8.1%).

Exceptional Items

Net cash inflow from exceptional items was £42.3m predominantly due to disposal proceeds.

The exceptional losses in the year were £104.6m (including £114.0m of goodwill relating to disposals and the Kysor Warren impairment review undertaken in Q3).

More details are included at Note 4 to the attached financial information.

Cashflow

Operating cashflow, after capital expenditure, in the year was £91.0m (£104.5m) reflecting underlying operating performance, lower capital expenditure and improved working capital management.

Furthermore, exceptional cash inflows (see above) and the net proceeds of the Rights Issue contributed to a reduction in debt from £365.9m at 29 September 2001 to £186.1m at 28 September 2002.

Lower average debt balances during the year have led to a reduced pre-exceptional interest charge of £29.3m (£36.1m). We are targeting further reduction in net debt, principally from operating cash generation and focus on cash conversion days.

Dividends

No dividend is to be paid this year.

Tax

Our tax charge for the year on pre-exceptional profit is £1.2m reflecting an underlying “cash” tax charge of £5.8m, approximately 15%. Our UK and US operations benefit from brought forward tax losses and the charge relates principally to tax on profits of our European businesses. Successful progress in a US tax audit has enabled £3.8m of brought forward accruals to be released. The tax benefit of exceptional items is £0.2m.

Earnings per share

Adjusted diluted earnings per share are 10.4p compared to 16.3p.

As a result of the Rights Issue, we have restated all earnings per share for prior periods to reflect the bonus element of the Rights Issue. The theoretical ex-rights price used was 82.2p.

REVIEW OF OPERATIONS

Global Food Service Equipment

Global Food Service Equipment comprises our operations in North America, approximately 76% of Food Service Equipment sales, and our operations in Europe/Asia.

Our strategy is to become the clear world leader in food service equipment through focus on customer satisfaction.

We offer a full range of heavy kitchen equipment to the food service industry. We believe competitive advantage is achieved through leveraging the Group’s scale,

product range and leading brands, technology and relationships with distributors, dealers and service partners, end-users and suppliers.

We believe that, overall, there is continuing growth in food and beverage sales as lifestyle changes increase demand for prepared food, eaten out or ordered in. Available data indicates food and beverage sales in the USA are likely to grow by up to 4% in calendar 2002. Choice and variety are increasing as multi cultural influences impact food and beverage offerings all over the world. Health trends are also impacting menu and beverage choices. Food safety and environmental concerns both inside and outside the restaurant have increased.

Despite this positive long term backdrop for food service equipment suppliers, difficult economic conditions in the US and elsewhere have led our customers to defer capital expenditure.

The market for food service equipment in North America has been weak throughout the period. We believe the market overall is down some 2% compared to the prior year. This reflects mixed performance by customer segment and product category, and significant pricing pressure.

The markets in Europe were, as expected, much more mixed and, based on available data, we believe were down anywhere between 5% and 12%.

Results

Full year like-for-like sales of our North American operations, including exports, were up 1%, with an increase of 3% in USA domestic turnover, a robust performance given the market conditions and reflecting share gains. Sales at £469.9m were down on the prior year; however this is principally due to the effect of disposals and adverse foreign exchange movements.

Q4 like-for-like sales were up 3% with the reported reduction due to businesses disposed. Like-for-like operating profits are down 3% due to the one off release of surplus provisions last year.

Operating profits in Food Service Equipment—North America of £60.8m were up 3% on a like-for-like basis. The decline from the prior year reflects the impact of disposals (£1.8m) and adverse foreign exchange effects. Operating margins increased to 12.9% from 12.6% in the prior year.

Encouragingly, in Europe our Convotherm, Merrychef and beverage businesses improved performance and our European Ice businesses continued to deliver a good return on sales despite lower volume due to market conditions. However, overall sales declined 22% to £144.4m, which is 7% down on a like-for-like basis—principally in the UK. Operating profits were down 45% (35% on a like-for-like basis) again predominantly due to the performance of two UK businesses where problems associated with low volumes, product launches and factory moves have impacted profitability. FY01 results also included £1.5m of one-off property profits.

Food Service Equipment—Europe/Asia Q4 like-for-like sales were down 11% with operating profits up 8%.

Total sales in Global Food Service Equipment at £614.3m were down 1% on a like-for-like basis, as the steady performance in North America offset the reduced European performance. Global Food Service Equipment operating profit is £70.5m, down 4% on a like-for-like basis.

Like for like sales in Q4 were flat, with profits down 2%.

Food Retail Equipment

Returning Kysor Warren and therefore Food Retail Equipment to profitability is a key priority.

A turnaround plan is well underway at Kysor Warren. David Frase, President of Kysor Panel Systems, has been appointed to lead the Kysor Group. David has focused on bringing a proven commitment to customer satisfaction to Kysor Warren. Ralph Schmitt, an experienced turnaround manager was appointed President of Kysor Warren and has recruited a new executive team.

Results

The results of Food Retail Equipment business comprises Kysor Warren and Kysor Panel Systems. The results of Austral and Belshaw are also included up to the dates of disposal.

Full year sales at £152.8m are 25% down on prior year, 17% on a like for like basis—principally due to a decline at Kysor Warren. We made operating losses of £3.3m (2001: £10.4m profit) with Kysor Panel Systems profits up 10% and lost contribution as a result of the disposal of Belshaw and Austral of £2.8m. Food Retail Equipment losses in FY02, excluding profits of businesses disposed of, amount to £5.5m.

The losses at Kysor Warren are due to a 37% reduction in turnover as we have lost market share. Rapid closure of plants and rationalisation of operations has reduced the cost base but with some short term loss of quality and customer focus. We have also had to recognise asset write-offs and increased warranty provisions. Aggressive initiatives to improve quality, productivity, customer service and profitability are underway. Early signs are encouraging.

Q4 losses significantly exceeded Q3 losses due to provisions and inventory issues, one-off contract losses along with increased underlying losses due to lower sales.

We are expecting Kysor Warren to continue to be loss making in FY03 but at a lower rate of losses than experienced in Q4 FY02. Returning this business to profitability will take some time.

Food Retail Equipment results for October and forecasts for November are in line with plan, with the losses at Kysor Warren significantly lower than Q4 FY02 run rate.

Property

Operating profits of £8.0m predominantly arose from the successful completion of the development of Phase III of Felsted in Q4. Contracts are being negotiated in respect of the next phase of this development, which is expected to contribute to anticipated property profits of £4.0m in FY03.

The Sarbanes-Oxley Act

We have a secondary listing on the New York Stock Exchange. Accordingly, we are required to comply with the requirements of the Sarbanes-Oxley Act.

This is important legislation designed to re-establish the credibility of accounting, financial reporting and corporate governance in the USA. We have taken extensive legal and accountancy advice and carried out significant additional procedures to ensure that we are in compliance with the Act as it currently applies.

Current Trading and Outlook

Our expectations of the full year results for FY03 are unchanged from the time of our Q3 FY02 results announcement.

The results for October and forecast for November are in line with our expectations. On a like-for-like basis, Global Food Service Equipment is ahead of last year and Food Retail Equipment behind due to losses at Kysor Warren.

Our FY03 results will reflect the absence of operating profits from businesses sold in FY02. Losses at Kysor Warren should be significantly lower than those incurred last year. The interest charge will benefit from lower debt levels. The impact of exchange movements will be negative if the present £/$US rate is maintained.

We are confident that the current year will see Enodis delivering further market share gains and improved financial performance even if, as we expect, conditions in our key North American markets show no improvement. Year on year quarterly performance comparisons are expected to improve as the year progresses.

P M Brooks	A J Allner

Chairman	Chief Executive Officer

20 November 2002	20 November 2002

This press release contains “forward-looking statements,” within the meaning of the U.S. federal securities laws, that represent the Company’s expectations or beliefs regarding future events, based on currently available information, including statements concerning its anticipated performance and plans. These statements by their nature involve substantial risks and uncertainties, many of which are beyond the Company’s control. The Company’s actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, including the Company’s substantial debt obligations and restrictive covenants; susceptibility to regional economic downturns, currency fluctuations, large customer order slowdowns and other risks related to its U.S., U.K. and foreign operations; keen competition in its fragmented and consolidating industry; and the other risk factors and more complete descriptions of these factors found under “Risk Factors” in the Company’s Form F-4 registration statement, as amended, filed with the SEC in August 2002.

Group Profit and Loss Account
52 weeks to 28 September 2002

		52 weeks to 28 September 2002				52 weeks to 29 September 2001
	Notes	Before exceptional items	Exceptional items (note 4)	Total		Before exceptional items	Exceptional items (note 4)	Total
		£m	£m	£m		£m	£m	£m
						(Restated)	(Restated)	(Restated)
Turnover
Food Equipment		767.1	—	767.1		887.2	—	887.2
Property		16.1	—	16.1		16.6	—	16.6

Continuing operations		783.2	—	783.2		903.8	—	903.8
Discontinued operations		—	—	—		177.3	—	177.3

Total turnover	2	783.2	—	783.2		1,081.1	—	1,081.1

Profit/(loss) from operations
Food Equipment		67.2	(8.9)	58.3		90.7	(43.4)	47.3
Property		8.0	—	8.0		9.0	—	9.0
Corporate costs		(7.9)	(0.5)	(8.4)		(8.9)	(24.1)	(33.0)

Continuing operations		67.3	(9.4)	57.9		90.8	(67.5)	23.3
Discontinued operations		—	—	—		9.1	—	9.1

		67.3	(9.4)	57.9		99.9	(67.5)	32.4
Goodwill amortisation and impairment		(19.0)	(48.9)	(67.9)		(23.0)	(100.0)	(123.0)

Operating profit/(loss)
Continuing operations		48.3	(58.3)	(10.0)		67.8	(167.5)	(99.7)
Discontinued operations		—	—	—		9.1	—	9.1

	3	48.3	(58.3)	(10.0)		76.9	(167.5)	(90.6)
Profit /(loss) on disposal of business	4	—	(38.1)	(38.1)		—	23.5	23.5

Profit/(loss) on ordinary activities before interest and taxation		48.3	(96.4)	(48.1)		76.9	(144.0)	(67.1)
Net interest payable and similar charges		(29.3)	(8.4)	(37.7)		(36.1)	(5.8)	(41.9)

Profit/(loss) on ordinary activities before taxation		19.0	(104.8)	(85.8)		40.8	(149.8)	(109.0)
Tax on profit/(loss) on ordinary activities	5	(1.2)	0.2	(1.0)		(13.4)	2.0	(11.4)

Profit/(loss) on ordinary activities after taxation		17.8	(104.6)	(86.8)		27.4	(147.8)	(120.4)
Minority interests		(0.2)	—	(0.2)		(0.3)	—	(0.3)

Profit/(loss) for the period		17.6	(104.6)	(87.0)		27.1	(147.8)	(120.7)
Equity dividends	6	—	—	—		(4.8)	—	(4.8)

Retained result		17.6	(104.6)	(87.0)		22.3	(147.8)	(125.5)

Earnings/(loss) per share (pence)	7
Basic loss per share				(24.8	)p			(39.3	)p
Adjusted basic earnings per share				10.4	p			16.3	p
Diluted loss per share				(24.8	)p			(39.3	)p
Adjusted diluted earnings per share				10.4	p			16.3	p

Statement of total recognised gains and losses				£m				£m
Loss for the period				(87.0)				(120.7)
Goodwill / (negative goodwill) written back on disposals, previously written off				65.1				(4.4)
Currency translation differences on foreign currency net investments				(5.7)				(1.7)

Total recognised gains and losses for the period				(27.6)				(126.8)
Prior period adjustment (note 10)				26.9				—

Total recognised gains and losses since last annual report				(0.7)				(126.8)

Group profit and loss account
13 weeks to 28 September 2002 (unaudited)

		13 weeks to 28 September 2002				13 weeks to 29 September 2001
		Before exceptional items	Exceptional items (note 4)	Total		Before exceptional items	Exceptional items (note 4)	Total
	Notes	£m	£m	£m		£m	£m	£m
		(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)/ (Restated)	(Unaudited/ (Restated)	(Unaudited)/ (Restated)
Turnover
Food Equipment		179.8	—	179.8		239.5	—	239.5
Property		16.1	—	16.1		15.7	—	15.7

Continuing operations		195.9	—	195.9		255.2	—	255.2

Total turnover	2	195.9	—	195.9		255.2	—	255.2

Profit/(loss) from operations
Food Equipment		17.7	(0.5)	17.2		29.6	(11.5)	18.1
Property		8.0	—	8.0		9.0	—	9.0
Corporate costs		(1.7)	(0.2)	(1.9)		(1.5)	(8.3)	(9.8)

Continuing operations		24.0	(0.7)	23.3		37.1	(19.8)	17.3
Goodwill amortisation and impairment		(3.8)	—	(3.8)		(5.8)	(100.0)	(105.8)

Operating profit/(loss)
Continuing operations		20.2	(0.7)	19.5		31.3	(119.8)	(88.5)

	3	20.2	(0.7)	19.5		31.3	(119.8)	(88.5)
Profit/(loss) on disposal of business		—	(0.8)	(0.8)		—	(5.6)	(5.6)

Profit/(loss) on ordinary activities before interest and taxation		20.2	(1.5)	18.7		31.3	(125.4)	(94.1)
Net interest payable and similar charges		(6.4)	—	(6.4)		(6.4)	—	(6.4)

Profit/(loss) on ordinary activities before taxation		13.8	(1.5)	12.3		24.9	(125.4)	(100.5)
Tax on profit/(loss) on ordinary activities		1.3	0.2	1.5		(6.3)	2.0	(4.3)

Profit/(loss) on ordinary activities after taxation		15.1	(1.3)	13.8		18.6	(123.4)	(104.8)
Minority interests		—	—	—		(0.2)	—	(0.2)

Profit/(loss) for the period		15.1	(1.3)	13.8		18.4	(123.4)	(105.0)

Equity dividends		—	—	—		0.2	—	0.2

Retained result		15.1	(1.3)	13.8		18.6	(123.4)	(104.8)

Earnings/(loss) per share (pence)	7

Basic earnings/(loss) per share				3.5	p			(34.1	)p
Adjusted basic earnings per share				4.7	p			7.9p
Diluted earnings/(loss) per share				3.5	p			(34.1	)p
Adjusted diluted earnings per share				4.7	p			7.9p

Statement of total recognised gains and losses				£m				£m

Gain/(Loss) for the period				13.8				(105.0)
Currency translation differences on foreign currency net investments				(3.0)				(5.0)

Total recognised gains and losses for the period				10.8				(110.0)

Group balance sheet

		28 September	29 September
		2002	2001
	Notes
		£m	£m (Restated)
Fixed assets
Intangible assets: Goodwill		235.4	310.2
Tangible assets		88.0	111.4
Investments		5.9	6.2

		329.3	427.8

Current assets
Stocks	8	77.7	105.6
Debtors		127.4	200.7
Deferred tax asset	5	25.3	26.9
Cash at bank and in hand	9	72.7	39.4

		303.1	372.6
Creditors falling due within one year
Borrowings	9	(33.4)	(2.4)
Other creditors		(183.8)	(225.1)

		(217.2)	(227.5)

Net current assets		85.9	145.1

Total assets less current liabilities		415.2	572.9

Financed by:
Creditors falling due after more than one year
Borrowings	9	214.1	398.9

Provisions for liabilities and charges		44.3	59.1

		258.4	458.0

Capital and reserves
Called up equity share capital		200.2	125.1
Share premium account		234.2	239.0
Profit and loss account		(277.6)	(250.0)

Equity shareholders’ funds	10	156.8	114.1

Equity minority interests		—	0.8

		415.2	572.9

Group cash flow statement

		52 weeks to	52 weeks to
		28 September	29 September
		2002	2001
	Notes	£m	£m
Net cash flow from operating activities before exceptional items		100.0	120.8
Net cash flow effect of exceptional items		(27.4)	(27.8)

Net cash inflow from operating activities	a	72.6	93.0

Return on investments and servicing of finance
Interest paid		(23.3)	(36.8)
Financing fees paid		(18.9)	(4.1)

		(42.2)	(40.9)

Taxation
Overseas and UK tax paid		(3.3)	(6.0)

Capital expenditure and financial investment
Payments to acquire tangible fixed assets		(9.9)	(23.7)
Receipts from sale of tangible fixed assets		0.9	7.4

		(9.0)	(16.3)

Acquisitions and disposals
Purchase of subsidiary undertakings and minority interests		—	(25.8)
Disposal of subsidiary undertakings	4	88.6	98.6

		88.6	72.8

Equity dividends paid		—	(28.2)

Cash inflow before financing		106.7	74.4

Financing
Issue of shares (net)		70.3	0.2
Additional net borrowings		160.8	398.3
Issue of 10 3/8% senior subordinated notes		100.0	—
Term loan repayment		(400.4)	(385.7)
Repayment of other loans		(2.9)	(72.8)
Capital element of finance lease payments		(0.5)	(0.6)

		(72.7)	(60.6)

Increase in cash in the period		34.0	13.8

Group cash flow statement

(a)    Reconciliation of of operating profit/(loss) to net cash inflow/(outflow) from operating activities

	52 weeks to 28 September 2002			52 weeks to 29 September 2001
	Before exceptional items	Effect of exceptional items	Total	Before exceptional items	Effect of exceptional items	Total

	£m	£m	£m	£m	£m	£m

Operating profit/(loss)	48.3	(58.3)	(10.0)	76.9	(167.5)	(90.6)
Depreciation	15.7	—	15.7	22.7	—	22.7
Amortisation/impairment of goodwill	19.0	48.9	67.9	23.0	100.0	123.0
Profit on the sale of fixed assets	—	—	—	(1.7)	—	(1.7)
Provisions (net)	(2.2)	(5.6)	(7.8)	(6.0)	16.5	10.5
Decrease in stocks	5.5	5.9	11.4	12.1	0.5	12.6
Decrease in debtors	19.7	—	19.7	10.7	—	10.7
(Decrease)/increase in creditors	(6.0)	(18.3)	(24.3)	(16.9)	22.7	5.8

Net cash inflow/(outflow) from operating activities	100.0	(27.4)	72.6	120.8	(27.8)	93.0

(b)    Reconciliation of net cash flow to movement in net debt

	28 September 2002	29 September 2001

	£m	£m

Net debt at the start of period	(365.9)	(434.2)
Increase in net cash in the period	34.0	13.8
Issue of 10 3/8% senior subordinated notes	(100.0)	—
Net decrease in other loans	241.5	60.1
Translation differences	4.3	(5.6)

Net debt at the end of the period	(186.1)	(365.9)

Notes

1    Basis of Preparation

This financial information does not constitute the company’s statutory accounts for the 52 week period ended 28 September 2002 and 29 September 2001 but is derived from those accounts. Statutory accounts for the 52 week period ended 29 September 2001 have been delivered to the Registrar of Companies and those for the 52 week period ended 28 September 2002 will be delivered following the company’s annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under s237(2) or (3) Companies Act 1985. The figures for the 52 weeks to 29 September 2001 have been restated to reflect the introduction of FRS 19 “Deferred tax”.

The figures for the 13 week periods to 28 September 2002 and 29 September 2001 have been extracted from underlying accounting records and have been prepared on the basis of the accounting policies set out in the Group’s financial statements for the year ended 29 September 2001, with the exception that the results reflect the adoption of FRS 19 “Deferred Tax” and the 29 September 2001 comparative figures have been restated accordingly. The quarterly financial information is not audited but includes all adjustments (consisting of normal recurring adjustments) which the Group’s management considers necessary for a fair presentation of the financial position of the Group as of such dates and the operating results and cash flows for those periods.

U.K. GAAP differs in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The application of the latter would have affected the determination of profit/(loss) to the extent summarised in  Note 12.

This financial information should be read in conjunction with the financial statements and the notes thereto included in the Company’s latest annual report.

2    Turnover

	52 weeks to 28 September 2002	52 weeks to 29 September 2001	13 weeks to 28 September 2002	13 weeks to 29 September 2001
	£m	£m	£m	£m
			(Unaudited)	(Unaudited)
Food Service Equipment—North America	469.9	498.7	116.8	133.6
Food Service Equipment—Europe and Asia	144.4	185.4	35.0	50.8
Food Retail Equipment	152.8	203.1	28.0	55.1

Food Equipment	767.1	887.2	179.8	239.5
Property	16.1	16.6	16.1	15.7

Continuing operations	783.2	903.8	195.9	255.2
Discontinued operations	—	177.3	—	—

	783.2	1,081.1	195.9	255.2

Turnover from discontinued operations represents the Building and Consumer Products business sold in June 2001.

Turnover from continuing operations for the 52 weeks ended 28 September 2002 includes £60.0m (2001:£138.3m) in respect of Food Equipment businesses sold in the year. Turnover from continuing operations for the 13 weeks ended 28 September 2002 includes £nil (2001:£37.9m) in respect of Food Equipment businesses sold in the year.

Turnover for the 52 weeks ended 28 September 2002 has been reduced by £11.5m in respect of foreign exchange movements compared to the prior year, of which £11.1m relates to the final quarter.

Notes (continued)

3    Operating profit/(loss)

	52 weeks to 28 September 2002			52 weeks to 29 September 2001
	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
	£m	£m	£m	£m	£m	£m
Food Service Equipment—North America	60.8	0.2	61.0	62.6	(25.6)	37.0
Food Service Equipment—Europe and Asia	9.7	(2.5)	7.2	17.7	(5.2)	12.5
Food Retail Equipment	(3.3)	(6.6)	(9.9)	10.4	(12.6)	(2.2)

	67.2	(8.9)	58.3	90.7	(43.4)	47.3
Food Equipment goodwill amortisation / impairment	(19.0)	(48.9)	(67.9)	(23.0)	(100.0)	(123.0)

Food Equipment	48.2	(57.8)	(9.6)	67.7	(143.4)	(75.7)
Property	8.0	—	8.0	9.0	—	9.0
Corporate costs	(7.9)	(0.5)	(8.4)	(8.9)	(24.1)	(33.0)

Continuing operations	48.3	(58.3)	(10.0)	67.8	(167.5)	(99.7)
Discontinued operations	—	—	—	9.1	—	9.1

	48.3	(58.3)	(10.0)	76.9	(167.5)	(90.6)

Operating profit from continuing operations for the 52 weeks ended 28 September 2002 includes £4.4m (2001:£11.2m) in respect of Food Equipment businesses sold in the year. Operating profit has been reduced by £1.3m in respect of foreign exchange movements compared to the prior year.

	13 weeks to 28 September 2002			13 weeks to 29 September 2001
	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
	£m	£m	£m	£m	£m	£m
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Food Service Equipment—North America	18.6	0.2	18.8	21.7	(7.3)	14.4
Food Service Equipment—Europe and Asia	2.7	—	2.7	3.9	(2.7)	1.2
Food Retail Equipment	(3.6)	(0.7)	(4.3)	4.0	(1.5)	2.5

	17.7	(0.5)	17.2	29.6	(11.5)	18.1
Food Equipment goodwill amortisation / impairment	(3.8)	—	(3.8)	(5.8)	(100.0)	(105.8)

Food Equipment	13.9	(0.5)	13.4	23.8	(111.5)	(87.7)
Property	8.0	—	8.0	9.0	—	9.0
Corporate costs	(1.7)	(0.2)	(1.9)	(1.5)	(8.3)	(9.8)

Continuing operations	20.2	(0.7)	19.5	31.3	(119.8)	(88.5)
Discontinued operations	—	—	—	—	—	—

	20.2	(0.7)	19.5	31.3	(119.8)	(88.5)

Operating profit from continuing operations for the 13 weeks ended 28 September 2002 includes £nil (2001:£4.4m) in respect of Food Equipment businesses sold in the year. Operating profit has been reduced by £1.2m in respect of foreign exchange movements compared to the prior year.

Notes (continued)

4    Exceptional items

(a)    Operating exceptional items

	52 weeks to	52 weeks to
	28 September	29 September
	2002	2001
	£m	£m
Restructuring costs and inventory write downs	9.4	33.1
Revisions to working capital provisions and other exceptional warranty costs	—	13.7
Litigation costs	—	12.2
Costs associated with the Board’s review of strategic options	—	8.5

	9.4	67.5
Goodwill impairment	48.9	100.0

Operating exceptional items	58.3	167.5

2002

Restructuring costs principally represent costs associated with the closure of excess operating capacity in our Food Retail Equipment group, including the write down of inventory at Kysor Warren reflecting the decline in the business. There has also been further rationalisation of administration functions and simplification of management structures in the European businesses within the Global Food Service Equipment group. In the 52 weeks to 29 September 2001 restructuring costs of £33.1m comprise costs associated with a number of rationalisation projects including headcount savings and manufacturing efficiency improvements announced before 29 September 2001.

The Group has reassessed the carrying value of goodwill in respect of the Scotsman acquisition. In accordance with the methodology presented in FRS11 “Impairment of Fixed Assets and Goodwill”, which requires consideration of the net present value of estimated future cash flows, the carrying value of the goodwill was written down by £100m in 2001 and a further £48.9m in 2002 relating to Kysor Warren.

2001

Following the publication of FRS 18 “Accounting Policies”, the Group reassessed its accounting estimates for warranty provisions and provided an additional £8.0m. Further exceptional warranty costs of £4.5m which arose in the period were written off and previously capitalised development costs of £1.2m were also written off.

The Group settled the long standing Bomar cases for a payment of $17.5m (£12.2m) in settlement of all claims. A payment of $10m was made in 2001 and the balance in 2002.

The Board undertook a review of the Group’s strategic options with the objective of maximising shareholder value. Costs of £8.5m, predominantly professional fees were incurred.

Notes (continued)

4    Exceptional items (continued)

			52 weeks to 28 September 2002		52 weeks to 29 September 2001
(b) Disposal of businesses			Profit and loss account	Net Cashflow	Profit and loss account	Net Cashflow
			£m	£m	£m	£m
Disposal of Sammic	(i	)	2.7	18.5	—	—
Disposal of Belshaw	(ii	)	(16.4)	15.3	—	—
Disposal of Austral	(iii	)	(7.5)	7.0	—	—
Disposal of ATR	(iv	)	(19.4)	24.6	—	—
Disposal of Prolon LLC	(v	)	(0.8)	1.0	—	—
Disposal of Magnet	(vi	)	3.3	22.3	29.1	98.6
Disposal of Scotsman Response Ltd.	(vii	)	—	(0.1)	(5.6)	—

			(38.1)	88.6	23.5	98.6

(i) On 13 December 2001, the Group disposed of Sammic SA and its subsidiary undertakings for consideration of £20.0m realising a profit on disposal of £2.7m after writing off goodwill of £10.4m previously charged against reserves.

(ii) On 24 April 2002 the Group sold Belshaw Bros. Inc. (‘Belshaw’) for a net cash consideration of £16.7m
($24.2m) payable in full upon completion. The Group realised a loss on disposal of £16.4m after writing off goodwill of £25.0m previously charged against reserves.

(iii) On 21 May 2002 the Group sold Austral Refrigeration Pty Limited (‘Austral’) for a net cash consideration of £7.5m payable in full on completion.The Group realised a loss on disposal of £7.5m.
(iv) On 23 May 2002 the Group sold the Aladdin Temp-Rite (ATR) companies for a net cash consideration of £27.0m ($39.2m) payable in full on completion. The Group realised a loss on disposal of £19.4m after writing off goodwill of £29.7m previously charged against reserves.

(v) On 14 June 2002, the Group sold the assets of Prolon LLC (‘Prolon’) for net cash consideration of £1.0m ($1.5m) payable in full on completion. The Group realised a loss on disposal of £0.8m.
(vi) In June 2001, the Group disposed of its Building and Consumer Products business (‘Magnet’) generating a profit on disposal of £29.1m and a cash inflow of £98.6m. The Group also received a Vendor Loan Note for £20m and warrants over Nobia AB shares which were not valued.

In December 2001 £2.1m was paid to Nobia AB in respect of the value of net assets transferred following the sale. In June 2002, Nobia AB’s shares were listed on the Stockholm Stock Exchange and the Group received £24.4m being £20.0m for the vendor loan note, £0.4m compensation for early repayment of the note and £4.0m for the sale of the shares arising from the exercise of the warrants. After writing off deferred finance fees arising from the early repayment of debt and other associated costs, the net profit on disposal was £3.3m.

The net cash consideration, after expenses, of all the above disposals has been used to repay debt.

(vii) On 14 September 2001, the Group disposed of Scotsman Response Limited for consideration of up to £45,000.

(c) Net interest payable and similar charges	52 weeks to	52 weeks to
	28 September 2002	29 September 2001
	£m	£m
Deferred financing fees written off	4.2	5.8
Refinancing fees	4.2	—

	8.4	5.8

Notes (continued)

4    Exceptional items (continued)

Deferred finance fees written off relate to amounts previously capitalised in respect of the multi-currency revolving credit facility that was replaced by the refinancing announced on 20 February 2002

Refinancing fees represent amounts payable to banks in relation to the termination of our previous multi-currency revolving credit facility and costs associated with the bridging facility under the Group’s new arrangements (see note 9).

5    Taxation

(a)    Analysis of charge in period

	52 weeks to	52 weeks to
	28 September	29 September
	2002	2001
	£m	£m
		(Restated)
The tax charge for the current period comprised:
UK taxation at 30%	—	—
Foreign taxation—current year	5.8	8.6
Foreign taxation—prior year	(3.8)	—

	2.0	8.6
Tax relief on exceptional items	(0.2)	(2.0)

	1.8	6.6
Deferred taxation	(0.8)	4.8

	1.0	11.4

(b)    The benefit of brought forward tax losses predominantly in the UK and the US reduce tax cash payments.

(c)    The adoption of FRS 19 “Deferred Tax” has required changes in the method of accounting for deferred tax assets and liabilities. As a result of these changes, the comparative periods have been restated as follows, principally in respect of tax losses and warranty reserves.

29 September
2001
£m
(Restated)
Deferred tax provision as previoulsy reported	—
Adjustment to recognise deferred tax in respect of timing differences	26.9

26.9

(d)    Analysis of deferred tax asset

	28 September	29 September
	2002	2001
	£m	£m
		(Restated)
US revenue losses	9.8	9.0
Warranties	11.5	11.9
Other short term timing differences	11.7	14.0

	33.0	34.9
Accelerated capital allowances	(7.7)	(8.0)

	25.3	26.9

Deferred tax liabilities are recognised in full. Deferred tax assets are recognised to the extent that it is considered more likely than not that the asset will be recovered.

Notes (continued)

6    Equity dividends

	52 weeks to 28 September 2002	52 weeks to 29 September 2001
	£m	£m
Interim and final dividend	—	4.8

	pence	pence
Interim and final dividend (net per ordinary share)	—	2.0

7    Earnings /(loss) per share

	52 weeks to 28 September 2002	52 weeks to 29 September 2001	13 weeks to 28 September 2002	13 weeks to 29 September 2001
	£m	£m	£m	£m
		(Restated)	(Unaudited)	(Unaudited)
Basic and diluted earnings/(loss) attributable to shareholders	(87.0)	(120.7)	13.8	(105.0)

	m	m	m	m

Basic weighted average number of shares	351.0	307.3	399.2	307.5
Executive share options	—	0.2	—	—
Share save options	—	0.2	—	—

Diluted weighted average number of shares	351.0	307.7	399.2	307.5

	52 weeks to 28 September 2002	52 weeks to 29 September 2001	13 weeks to 28 September 2002	13 weeks to 29 September 2001
	£m	£m	£m	£m
		(Restated)	(Unaudited)	(Unaudited)

	pence	pence	pence	pence

Basic earnings/(loss) per share	(24.8)	(39.3)	3.5	(34.1)
Effect per share of exceptional items	15.9	15.5	0.3	7.6
Effect per share of goodwill amortisation and impairment	19.3	40.1	0.9	34.4

Adjusted basic earnings per share	10.4	16.3	4.7	7.9

Diluted earnings/(loss) per share	(24.8)	(39.3)	3.5	(34.1)
Effect per share of exceptional items	15.9	15.5	0.3	7.6
Effect per share of goodwill amortisation and impairment	19.3	40.1	0.9	34.4

Adjusted diluted earnings per share	10.4	16.3	4.7	7.9

As a constituent part of our new financing arrangements on 9 April 2002, 150,174,595 new ordinary shares were issued at 50p per share on the basis of three new ordinary shares for every five existing ordinary shares.

In accordance with FRS 14 “Earnings per share”, the earnings per share for all previously reported periods have been restated to reflect the effect of the bonus element of the rights issue.

The actual cum rights price on 18 March 2002, the last day of quotation cum rights, was 101.5p per share and the theoretical ex-rights price for an ordinary share was 82.2p per share.

Notes (continued)

8    Stocks

	28 September	29 September
	2002	2001
	£m	£m
Raw materials and consumables	29.6	42.2
Work in progress	7.9	15.7
Finished goods	31.6	36.4

	69.1	94.3
Property	8.6	11.3

	77.7	105.6

9    Borrowings

(a)    On 20 February 2002 the Group announced new financing arrangements to replace the existing multi-currency revolving credit facility. This included a new committed senior credit facility consisting of a five year amortising $300m term loan, a six year $70m term loan, a five year $85m revolving multi-currency facility and a 10 year £150m bridge facility.

On 26 March 2002 the Company received the proceeds of a £100m senior subordinated note issue, priced at 10 3/8%, maturing in April 2012. The net proceeds were applied in part repayment of the bridge facility. On 9 April 2002, the Company completed a gross £75.1m three for five underwritten rights issue. The net proceeds were applied in part to repay in full the balance of the bridge facility and in part against the senior credit facility. Full syndication of the senior credit facilities was completed in July 2002.

During the year the $300m term loan has been reduced to $153.7m by applying $23.0m from the rights issue proceeds, $115.1m from the net proceeds of disposals and $8.2m from operating cash flow against the facility.

The Group has entered into interest rate swaps and forward rate agreements to change a portion of its floating rate debt into fixed rate debt and so reduce the impact of changes in interest rates on the Group’s interest charge. At 28 September 2002, the Company had interest rate swaps outstanding with an aggregate notional amount of $183.0m of which $43.0m have not yet commenced.

The Group has also entered into cross-currency swaps to change the underlying currency profile of the debt. Two contracts have been entered into to exchange an aggregate of £60.0m for US dollars and Euros, such that the currency profile of the debt more closely matches the currency profile of the assets.

(b)    Reconciliation of net debt to Balance Sheet

	28 September	29 September
	2002	2001
	£m	£m
Cash at bank	72.7	39.4
Current borrowing	(33.4)	(2.4)
Exclude current portion of deferred financing costs	(2.8)	(1.1)

Net cash	36.5	35.9
Long term lease obligations	(1.6)	(1.2)
10 3/8% senior subordinated notes	(100.0)	—
Other long term debt	(112.5)	(397.7)
Exclude long term portion of deferred finance	(8.5)	(2.9)

Net debt at end of period	(186.1)	(365.9)

Notes (continued)

10    Equity shareholders’ funds

a)    Following the implementation of FRS 19 “Deferred tax” (note 5), equity shareholders’ funds at 29 September 2001 have been restated as follows

29 September
2001
£m
(Restated)
Equity shareholders’ funds as previously reported	87.2
Cumulative effect on profit and loss account reserve of implementing FRS 19	26.9

Equity shareholders’ funds as restated	114.1

b)    Reconciliation of equity shareholders’ funds

	Share	Share	Profit
	capital	premium	& loss	Total
	£m	£m	£m	£m
At 29 September 2001 (restated)	125.1	239.0	(250.0)	114.1
Loss for the period	—	—	(87.0)	(87.0)
Share issue	75.1	(4.8)	—	70.3
Goodwill written back on disposals previously written off	—	—	65.1	65.1
Currency realignment	—	—	(5.7)	(5.7)

At 28 September 2002	200.2	234.2	(277.6)	156.8

The costs associated with the rights issue (see note 7) have been charged to the share premium account. The shares were issued and the proceeds of £75.1 million were received on 9 April 2002.

11    Foreign currency translation

The results of subsidiary companies reporting in currencies other than Pounds Sterling have been translated at the average rate prevailing for each month for the 52 weeks to 28 September 2002.

	52 weeks to 28 September 2002	52 weeks to 29 September 2001	13 weeks to 28 September 2002	13 weeks to 29 September 2001
	$/£	$/£	$/£	$/£
Weighted average exchange rate for sales and profit	1.47	1.44	1.55	1.42
Closing rate	1.55	1.47

12    US GAAP reconciliation (unaudited)

	52 weeks to 28 September 2002	52 weeks to 29 September 2001
	£m	£m
		(Restated)
Net (loss)
Net loss under UK GAAP	(87.0)	(120.7)
Items (decreasing)/increasing UK GAAP operating loss
— Goodwill amortisation	(13.5)	(16.6)
— Goodwill impairment	—	9.8
— Pension costs	(2.5)	5.9
— Sale/leaseback transactions	0.1	(1.3)
— Restructuring charges	(0.4)	0.4
— Share option plans	1.1	—
— Derivative instruments	(4.0)	(0.6)
— Loss contingency	2.4	—
— Other	(0.7)	0.5
Items increasing/(decreasing) UK GAAP non-operating loss
— Deferred taxation	(16.5)	8.1
— Gain on sale of businesses	18.0	0.8

Net loss in accordance with US GAAP	(103.0)	(113.7)

13    Reconciliation of like-for-like information (unaudited)

The effect of Acquisitions and Disposals is calculated by removing actual results of disposed food equipment businesses at actual rates and including pro forma results for acquisitions in prior year results.

The effect of foreign exchange is calculated by retranslating current year ongoing food equipment results at rates used to translate prior year results

	52 weeks to 28 September 2002	Effect of Disposals	Effect of Foreign Exchange	Proforma 2002	52 weeks to 29 September 2001	Effect of Acquisitions, Disposals & Reallocations	Proforma 2001	Like- for-like
	£m	£m	£m	£m	£m	£m	£m	%
a) Turnover
Food Service Equipment—North America	469.9	(25.0)	10.2	455.1	498.7	(47.0)	451.7	1%
Food Service Equipment—Europe and Asia	144.4	(8.0)	(1.1)	135.3	185.4	(39.3)	146.1	(7%)

Food Service Equipment	614.3	(33.0)	9.1	590.4	684.1	(86.3)	597.8	(1%)
Food Retail Equipment	152.8	(27.0)	2.1	127.9	203.1	(49.7)	153.4	(17%)

Food Equipment	767.1	(60.0)	11.2	718.3	887.2	(136.0)	751.2	(4%)

b) Operating profit
Food Service Equipment—North America	60.8	(1.6)	1.7	60.9	62.6	(3.4)	59.2	3%
Food Service Equipment—Europe and Asia	9.7	(0.6)	(0.1)	9.0	17.7	(3.8)	13.9	(35%)

Food Service Equipment	70.5	(2.2)	1.6	69.9	80.3	(7.2)	73.1	(4%)
Food Retail Equipment	(3.3)	(2.2)	(0.3)	(5.8)	10.4	(4.2)	6.2	(194%)

Food Equipment	67.2	(4.4)	1.3	64.1	90.7	(11.4)	79.3	(19%)

	13 weeks to 28 September 2002	Effect of Disposals	Effect of Foreign Exchange	Proforma 2002	13 weeks to 29 September 2001	Effect of Acquisitions Disposals & Reallocations	Proforma 2001	Like- for-like
	£m	£m	£m	£m	£m	£m	£m	%
a) Turnover
Food Service Equipment—North America	116.8	—	9.4	126.2	133.6	(11.5)	122.1	3%
Food Service Equipment—Europe and Asia	35.0	—	(0.6)	34.4	50.8	(12.0)	38.8	(11%)

Food Service Equipment	151.8	—	8.8	160.6	184.4	(23.5)	160.9	(0%)
Food Retail Equipment	28.0	—	2.1	30.1	55.1	(14.4)	40.7	(26%)

Food Equipment	179.8	—	10.9	190.7	239.5	(37.9)	201.6	(5%)

b) Operating profit
Food Service Equipment—North America	18.6	—	1.5	20.1	21.7	(0.9)	20.8	(3%)
Food Service Equipment—Europe and Asia	2.7	—	(0.1)	2.6	3.9	(1.5)	2.4	8%

Food Service Equipment	21.3	—	1.4	22.7	25.6	(2.4)	23.2	(2%)
Food Retail Equipment	(3.6)	—	(0.2)	(3.8)	4.0	(2.1)	1.9	(300%)

Food Equipment	17.7	—	1.2	18.9	29.6	(4.5)	25.1	(25%)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENODIS PLC

November 20, 2002	By:	/s/ W. David Wrench
Name: W. David Wrench Title: Chief Financial Officer